UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 22, 2020, announcing that the Company has again been included in the Bloomberg Gender-Equality Index.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 22, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Wednesday 22 January 2020 – 8.00 a.m. CET

EURONAV ELECTED FOR THIRD YEAR RUNNING IN THE SECTOR-NEUTRAL BLOOMBERG GENDER-EQUALITY INDEX

ANTWERP, Belgium, 22 January 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announced that the Company has again been included in the Bloomberg Gender-Equality Index (“GEI”).

The 2020 Index was launched yesterday in the USA. The reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings.

For the third consecutive time, Euronav is delighted to have made inclusion in the Bloomberg Gender Equality Index – an area which is very important within the Company. Throughout its organisation Euronav continues to look to make progress and provide an inclusive environment for all its employees. This Bloomberg GEI continues to gain important traction with itself with a record 325 companies included in this year’s Index – up from 230 companies last year. Euronav embraces the initiative wholeheartedly.

Background to Bloomberg Gender Equality Index (GEI)
The 2020 GEI expands globally to represent 42 countries (compared to 36 countries in 2019) and a combined market capitalisation of USD 12 Trillion.  Companies range from a variety of eleven industrial sectors, including communications, consumer staples, energy, financials, transportation, materials and technology.
Euronav submitted a social survey created by Bloomberg in partnership with third-party experts, including Women’s World Banking, Catalyst, and Working Mother Media. Those included on this year’s index scored at or above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies. Both the survey and the GEI are voluntary and have no associated costs. The index is not ranked.

For more information: https://www.bloomberg.com/professional/sustainable-finance/.
Bloomberg clients can access the GEI at {BGEI Index DES <GO>}.

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PRESS RELEASE Wednesday 22 January 2020 – 8.00 a.m. CET

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 2019 results: Thursday, January 30, 2019
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 42 VLCCs, 27 Suezmaxes (including 2 JVs) and 2 FSO vessels (both owned in 50%-50% joint venture).

About Bloomberg
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